Exhibit 99.1

Bitdeer Reports Unaudited Financial Results for the Third Quarter of 2025

-          $169.7 million revenue, up 173.6% year-over-year

-          $43.0 million adjusted EBITDA, up from negative $7.9 million last year

-          Expanding and accelerating AI strategy across multiple initiatives

-          Achieved 41.2 EH/s of self-mining at the end of October, 2025

-          Commenced SEALMINER A3 mass production

-          Early SEAL04 samples have demonstrated 6-7 J/TH power efficiency at the chip level under low-voltage, ultra-power saving mode

SINGAPORE, November 10, 2025 (GLOBE NEWSWIRE) -- Bitdeer Technologies Group (NASDAQ: BTDR) (“Bitdeer” or the “Company”), a world-leading technology company for Bitcoin mining and AI cloud, today released its unaudited financial results for the third quarter ended September 30, 2025.

Q3 2025 Financial Highlights

All amounts compared to Q3 2024 unless otherwise noted

●	Total revenue was US$169.7 million vs. US$62.0 million.

●	Cost of revenue was US$128.9 million vs. US$59.3 million.

●	Gross profit was US$40.8 million vs. US$2.8 million.

●	Net loss was US$266.7 million vs. US$50.1 million.

●	Adjusted EBITDA[1] was US$43.0 million vs. negative US$7.9[2] million.

●	Cash and cash equivalents were US$196.3 million as of September 30, 2025.

●	Crypto balance[3]: US$246.2 million as of September 30, 2025.

Management Commentary

“Q3 marked a quarter of strong execution and financial performance,” said Matt Kong, Chief Business Officer at Bitdeer. “Revenue reached $169.7 million, representing growth of 173.6% year-over-year and 9.1% sequentially. Gross profit rose to $40.8 million, while adjusted EBITDA increased to $43.0 million, reflecting operating leverage and efficiency gains driven by our self-mining expansion progress over the past year.”

Mr. Kong continued, “On the AI front, we have intensified our focus and investment to capture the surging global demand for compute. Leveraging our 3.0 GW power portfolio and deep expertise in developing and operating large-scale infrastructure, we are uniquely positioned to capitalize on this opportunity. The global shortage of AI infrastructure continues to deepen, and we expect this imbalance to persist through at least 2027. Under our most optimistic outlook, allocating 200 MW of power capacity to AI cloud services could generate an annualized revenue run-rate exceeding $2 billion by the end of 2026.”

[1]	“Adjusted EBITDA” is defined as earnings before interest, taxes, depreciation and amortization, further adjusted to exclude share-based payment expenses under IFRS 2, changes in fair value of derivative liabilities, changes in fair value of cryptocurrency-settled receivables and payables, changes in fair value of cryptocurrency receivables, and loss on extinguishment of convertible senior notes.
[2]	Bitdeer revised definition of previously reported non-IFRS Adjusted Profit and Adjusted EBITDA and recast the prior period for comparability. This revision, which resulted in a US$0.7 million and US$0.6 million revision to Q3 2024 and first nine months of 2024 metrics, reflects non-cash fair value changes in cryptocurrency-settled receivables and payables as they do not represent normal operating expenses (or income) necessary to operate the business.
[3]	Including cryptocurrencies and cryptocurrencies receivables.

Mr. Kong concluded, “In our ASIC business, as of the end of October, we achieved 41.2 EH/s, surpassing our 40 EH/s target that we set out at the beginning of the year. Mass production of the SEALMINER A3 series is underway, and early SEAL04 samples have demonstrated 6-7 J/TH power efficiency at the chip level under low-voltage, ultra-power saving mode. We are targeting mass production to begin in Q1 2026. Meanwhile, the development of our second-generation SEAL04 chip is significantly delayed.”

Operational Summary

Metrics	Three Months Ended September 30
	2025	2024
Total hash rate under management (EH/s)	49.2	17.1
- Proprietary hash rate	35.0	8.6
- Self-mining	35.0	8.1
- Cloud Hash Rate	-	0.5
- Hosting	14.2	8.5
Mining rigs under management	241,000	165,000
- Self-owned	153,000	87,000
- Hosted	88,000	78,000
Bitcoin mined (self-mining only)	1,109	511
Bitcoins held	2,029	258
Total power usage (MWh)	1,656,000	828,000
Average cost of electricity ($/MWh)	43	41
Average miner efficiency (J/TH)	20.1	31.4

Power Infrastructure Summary (as of October 31, 2025)

Site/Location	Capacity (MW)		Status	Timing[4]
Electrical capacity
- Rockdale, Texas	563		Online	Completed
- Knoxville, Tennessee	86		Online	Completed
- Wenatchee, Washington	13		Online	Completed
- Molde, Norway	84		Online	Completed
- Tydal, Norway	225		Online	Completed
- Gedu, Bhutan	100		Online	Completed
- Jigmeling, Bhutan	500		Online	Completed
- Oromia Region, Ethiopia	40		Online	Completed
Total electrical capacity	1,611	[5]
Pipeline capacity
- Massillon, Ohio	221		In progress	Q1 2026
- Clarington, Ohio	570		In progress	Q2 2027
- Niles, Ohio	300		In progress	Q1 2029
- Rockdale, Texas	179		In planning	Estimate 2026
- Alberta, Canada	101		In planning	Q4 2026
- Oromia Region, Ethiopia	10		In progress	Q4 2025
Total pipeline capacity	1,381
Total global electrical capacity	2,992

[4]	Indicative timing. All timing references are to calendar quarters and years.
[5]	Figures represent total available electrical capacity.

Financial MD&A

All variances are current quarter compared to the same quarter last year. All figures in this section are rounded6.

Q3 2025 High-Level P&L and Disaggregated Revenue Details:

US $ in millions	Three Months Ended
	Sep 30, 2025	Jun 30, 2025	Sep 30, 2024
Total revenue	169.7	155.6	62.0
Cost of revenue	(128.9)	(142.8)	(59.3)
Gross profit	40.8	12.8	2.8
Net loss	(266.7)	(147.7)	(50.1)
Adjusted EBITDA	43.0	17.3	(7.9)[2]
Cash and cash equivalents	196.3	299.8	291.3

US $ in millions	Three Months Ended September 30, 2025
Business lines	Self-Mining	Cloud Hash Rate	General Hosting	Membership Hosting	Sales of SEALMINERs and Accessories
Revenue	130.9	-	8.4	14.0	11.4
Cost of revenue
- Electricity cost in operating mining rigs	(55.7)	-	(6.0)	(10.1)	-
- Depreciation and SBC expenses	(31.2)	-	(0.6)	(1.1)	-
- Cost of products sold	-	-	-	-	(10.0)
- Other costs	(7.8)	-	(0.5)	(0.8)	(0.0)
Total cost of revenue	(94.6)	-	(7.1)	(12.0)	(10.1)
Gross profit	36.3	-	1.3	2.1	1.3

US $ in millions	Three Months Ended September 30, 2024
Business lines	Self-Mining	Cloud Hash Rate	General Hosting	Membership Hosting	Sales of SEALMINERs and Accessories
Revenue	31.5	7.1	9.6	9.9	-
Cost of revenue
- Electricity cost in operating mining rigs	(21.7)	(0.0)	(7.1)	(5.3)	-
- Depreciation and SBC expenses	(9.9)	(2.2)	(1.8)	(1.9)	-
- Other costs	(3.1)	(0.7)	(0.9)	(1.0)	-
Total cost of revenue	(34.7)	(2.9)	(9.8)	(8.2)	-
Gross profit /(loss)	(3.2)	4.2	(0.2)	1.7	-

Q3 2025 Management’s Discussion and Analysis (compared to Q3 2024)

Revenue

●	Total revenue was US$169.7 million vs. US$62.0 million.

●	Self-mining revenue was US$130.9 million vs. US$31.5 million, primarily due to the increase in the average self-mining hashrate for the quarter by 273.1% to 29.1 EH/s from 7.8 EH/s last year and higher year-over-year Bitcoin prices, offset partially by higher mining difficulty.

●	Cloud Hash Rate revenue was US$0.0 million vs. US$7.1 million. The decline was primarily due to expiration of long-term Cloud hashrate contracts and subsequent reallocation of nearly all machines to self-mining operations by the end of 2024.

●	General Hosting revenue was US$8.4 million vs. US$9.6 million. The decline was primarily due to the expiration of certain hosting customer contracts as well as the removal of older and less efficient machines by other hosting customers, and these capacities have been reallocated for self-mining business.

●	Membership Hosting revenue was US$14.0 million vs. US$9.9 million. The increase was primarily driven by customers replacing older machines with newer ones.

●	SEALMINER sales revenue was US$11.4 million.

●	HPC and AI Cloud revenue was US$1.8 million.

[6]	Figures may not add due to rounding.

Cost of Revenue

●	Cost of revenue was US$128.9 million vs US$59.3 million. The increase was primarily driven by higher electricity usage associated with the increased average operating self-mining hashrate for the quarter, costs of SEALMINERs sold to external customers, and depreciation expense.

Gross Profit and Margin

●	Gross profit was US$40.8 million vs. US$2.8 million.

●	Gross margin was 24.1% vs. 4.5%. The improvement in gross margin was primarily due to higher self-mining revenue and improved fleet efficiency.

Operating Expenses

●	Operating expenses were US$60.5 million vs. US$42.9 million.

●	Selling expenses were US$1.3 million vs. US$2.2 million, down 42.4% year-over-year, primarily due to a decrease in share-based payment expenses for sales personnel and marketing expenses.

●	General and administrative expenses were US$20.1 million vs. US$15.8 million, up 27.0% year-over-year, primarily due to the increase in staff costs for general and administrative personnel and consulting fees.

●	Research and development expenses were US$39.1 million vs. US$24.8 million, up 57.4% year-over-year, primarily due to the one-off development and tape out costs of SEAL04 chip, and non-cash amortization expenses of intangible assets related to the acquisition of FreeChain incurred since Q4 2024.

Other Net Loss

●	Other net loss was US$238.5 million primarily due to the non-cash, fair value changes of derivative liabilities, which were US$247.6 million of loss on fair value changes for the convertible senior notes.

Net Loss

●	Net loss was US$266.7 million vs. US$50.1 million.

Adjusted Loss (Non-IFRS)7

●	Adjusted loss was US$32.8 million vs. US$25.6[2] million. The increase in loss was primarily due to higher operating expenses and interest expenses relating to the increased borrowings, partially offset by the year-over-year higher revenue and gross profit margins.

Adjusted EBITDA (Non-IFRS)

●	Adjusted EBITDA was US$43.0 million vs. negative US$7.9[2] million. The year-over-year growth was primarily driven by significantly higher self-mining hashrate as a result of the Company’s mass production and deployment of SEALMINERs A1 and A2 during 2025.

[7]	“Adjusted profit/(loss)” is defined as profit/(loss) adjusted to exclude share-based payment expenses under IFRS 2, changes in fair value of derivative liabilities, changes in fair value of cryptocurrency-settled receivables and payables, changes in fair value of cryptocurrency receivables, and loss on extinguishment of convertible senior notes.

Cash Flows

●	Net cash used in operating activities was US$520.3 million, primarily driven by SEALMINERs supply chain and manufacturing costs, electricity costs from the mining business, general corporate overhead and interest expenses.

●	Net cash generated from investing activities was US$27.2 million, which was driven by US$59.7 million of capital expenditures, of which US$31.6 million related to data center infrastructure and related construction. Proceeds from disposal of cryptocurrencies from principal business was US$89.0 million.

●	Net cash generated from financing activities was US$388.2 million, primarily driven by approximately US$320.0 million of borrowings from a related party and US$91.4 million of proceeds from shares sold under ATM program, partially offset by US$48.3 million of repayments of borrowings.

Capex

●	2025 global power and data center infrastructure capex is expected to be in the range of US$210 to US$240 million.

Balance Sheet

As of September 30, 2025 unless stated otherwise (compared to December 31, 2024)

●	US$196.3 million in cash and cash equivalents, US$246.2 million in crypto balance[3] and US$824.3 million in borrowings.

●	US$593.2 million prepayments and other assets, up from US$310.2 million. Change primarily driven by advanced payments to suppliers for SEALMINER mass volume production.

●	US$231.5 million inventories, up from US$64.9 million. Increase driven by wafers, chips, WIP and finished SEALMINER inventory.

●	US$672.5 million derivative liabilities mainly due to convertible senior notes issued in 2024 and 2025.

Further information regarding the Company’s third quarter 2025 financial and operations results can be found on the SEC’s website https://sec.gov and the Company’s Investor Relations website https://ir.bitdeer.com.

About Bitdeer Technologies Group

Bitdeer is a world-leading technology company for Bitcoin mining and AI cloud. Bitdeer is committed to providing comprehensive Bitcoin mining solutions for its customers. Bitdeer handles complex processes involved in computing such as equipment procurement, transport logistics, data center design and construction, equipment management, and daily operations. Bitdeer also offers advanced cloud capabilities to customers with high demand for artificial intelligence. Headquartered in Singapore, Bitdeer has deployed data centers in the United States, Norway, and Bhutan. To learn more, visit https://ir.bitdeer.com/ or follow Bitdeer on X @ BitdeerOfficial and LinkedIn @ Bitdeer Group.

Investors and others should note that Bitdeer may announce material information using its website and/or on its accounts on social media platforms, including X, formerly known as Twitter, Facebook, and LinkedIn. Therefore, Bitdeer encourages investors and others to review the information it posts on the social media and other communication channels listed on its website.

Forward-Looking Statements

Statements in this press release about future expectations, plans, and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. The words “anticipate,” “look forward to,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including factors discussed in the section entitled “Risk Factors” in Bitdeer’s annual report on Form 20-F, as well as discussions of potential risks, uncertainties, and other important factors in Bitdeer’s subsequent filings with the U.S. Securities and Exchange Commission. Any forward-looking statements contained in this press release speak only as of the date hereof. Bitdeer specifically disclaims any obligation to update any forward- looking statement, whether due to new information, future events, or otherwise. Readers should not rely upon the information on this page as current or accurate after its publication date.

BITDEER GROUP UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As of September 30,	As of December 31,
(US $ in thousands)	2025	2024
ASSETS
Current assets
Cash and cash equivalents	196,252	476,270
Restricted cash	14,711	9,144
Cryptocurrencies	82,246	77,537
Cryptocurrencies - receivables	163,937	-
Trade receivables	17,628	9,627
Amounts due from a related party	11,419	15,512
Prepayments and other assets	564,747	291,929
Inventories	231,544	64,888
Financial assets at fair value through profit or loss	6,086	4,540
Total current assets	1,288,570	949,447

Non-current assets
Restricted cash	6,203	8,212
Prepayments and other assets	28,461	18,244
Financial assets at fair value through profit or loss	40,770	37,981
Mining rigs	406,344	67,324
Right-of-use assets	77,961	69,273
Property, plant and equipment	415,380	251,377
Investment properties	30,098	30,723
Intangible assets	99,141	83,235
Goodwill	35,818	35,818
Deferred tax assets	8,333	6,220
Total non-current assets	1,148,509	608,407
TOTAL ASSETS	2,437,079	1,557,854

LIABILITIES
Current liabilities
Trade payables	78,049	31,471
Other payables and accruals	50,254	40,617
Amounts due to a related party	3,535	8,747
Income tax payables	8,564	2,729
Derivative liabilities	672,511	763,939
Deferred revenue	52,512	39,029
Borrowings	362,164	208,127
Borrowings from a related party	200,000	-
Lease liabilities	8,128	5,460
Total current liabilities	1,435,717	1,100,119

Non-current liabilities
Other payables and accruals	2,489	1,650
Deferred revenue	65,130	90,200
Borrowings	474	-
Borrowings from a related party	261,625	-
Lease liabilities	83,563	72,673
Deferred tax liabilities	14,270	16,614
Total non-current liabilities	427,551	181,137
TOTAL LIABILITIES	1,863,268	1,281,256

NET ASSETS	573,811	276,598

EQUITY
Share capital	*	*
Treasury equity	(290,607)	(160,926)
Accumulated deficit	(653,949)	(649,004)
Reserves	1,518,367	1,086,528
TOTAL EQUITY	573,811	276,598

*	Amount less than US$1,000

BITDEER GROUP UNAUDITED CONSOLIDATED OPERATIONS AND COMPREHENSIVE INCOME / (LOSS)

	Three months ended September 30,		Nine months ended September 30,
(US $ in thousands)	2025	2024	2025	2024

Revenue	169,708	62,029	395,418	280,764
Cost of revenue	(128,881)	(59,264)	(344,996)	(219,463)
Gross profit	40,827	2,765	50,422	61,301
Selling expenses	(1,284)	(2,229)	(4,303)	(6,092)
General and administrative expenses	(20,108)	(15,828)	(55,635)	(46,649)
Research and development expenses	(39,088)	(24,836)	(118,679)	(54,048)
Other operating income	26,511	1,220	22,457	4,397
Other net gain / (loss)	(238,494)	(14,681)	156,105	(27,701)
Profit / (loss) from operations	(231,636)	(53,589)	50,367	(68,792)
Finance expenses	(29,416)	(231)	(52,452)	(124)
Loss before taxation	(261,052)	(53,820)	(2,085)	(68,916)
Income tax benefit / (expenses)	(5,633)	3,723	(2,860)	1,682
Loss for the period	(266,685)	(50,097)	(4,945)	(67,234)
Other comprehensive income / (loss)
Loss for the period	(266,685)	(50,097)	(4,945)	(67,234)
Other comprehensive income / (loss) for the period
Item that may be reclassified to profit or loss
Exchange differences on translation of financial statements	17	(30)	166	16
Other comprehensive income / (loss) for the period, net of tax	17	(30)	166	16
Total comprehensive loss for the period	(266,668)	(50,127)	(4,779)	(67,218)

Loss per share (in US$)
Basic	(1.28)	(0.35)	(0.03)	(0.52)
Diluted	(1.28)	(0.35)	(1.17)	(0.52)

Weighted average number of shares outstanding (thousand shares)
Basic	208,619	143,769	197,663	128,437
Diluted	208,619	143,769	230,814	128,437

BITDEER GROUP UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended September 30,		Nine months ended September 30,
(US $ in thousands)	2025	2024	2025	2024

Cash flows from operating activities
Cash used in operating activities	(511,165)	(90,164)	(1,111,607)	(291,538)
Interest paid on leases	(1,024)	(895)	(2,983)	(2,571)
Interest paid on borrowings	(9,397)	(806)	(29,198)	(1,736)
Interest received	1,360	1,927	5,833	5,462
Income tax paid	(56)	(782)	(1,186)	(6,632)
Net cash used in operating activities	(520,282)	(90,720)	(1,139,141)	(297,015)

Cash flows from investing activities
Purchase of property, plant and equipment, investment properties and intangible assets	(46,326)	(29,922)	(197,644)	(76,870)
Payments for mining rigs	(13,422)	(227)	(19,309)	(1,965)
Purchase of financial assets at fair value through profit or loss	(2,070)	173	(3,402)	(2,351)
Purchase of cryptocurrencies	-	-	(18,159)
Proceeds from disposal of property, plant and equipment	-	-	-	244
Proceeds from disposal of cryptocurrencies	89,021	39,929	201,372	209,653
Cash paid for the site and gas-fired power project in Alberta, Canada	-	-	(21,881)	-
Cash paid for business combinations, net of cash acquired	-	226	-	(6,051)
Net cash generated from / (used in) investing activities	27,203	10,179	(59,023)	122,660

Cash flows from financing activities
Capital element of lease rentals paid	(1,891)	(562)	(5,784)	(3,136)
Proceeds from borrowings	26,000	-	43,472	-
Repayments of borrowings	(17,002)	(5,000)	(17,006)	(5,000)
Borrowings from a related party	320,000	-	500,000	-
Repayments of borrowings to a related party	(31,292)	-	(38,375)	-
Proceeds from issuance of shares for exercise of share rewards	1,682	154	3,347	758
Proceeds from issuance of ordinary shares, net of transaction costs	91,414	7,795	209,817	163,190
Proceeds from issuance of shares for exercise of warrants	-	-	50,000	-
Acquisition of treasury shares	-	(617)	(30,010)	(617)
Payment for transaction costs in connection with convertible senior notes	(714)	-	-	-
Proceeds from convertible senior notes, net of transaction costs	-	166,297	362,478	166,297
Repayments to convertible senior notes in connection with note extinguishment	-	-	(33,783)	-
Purchase of zero-strike call option	-	-	(129,607)	-
Net cash generated from financing activities	388,197	168,067	914,549	321,492

Net increase / (decrease) in cash and cash equivalents	(104,882)	87,526	(283,615)	147,137
Cash and cash equivalents at the beginning of the period	299,792	203,882	476,270	144,729
Effect of movements in exchange rates on cash and cash equivalents held	1,342	(94)	3,597	(552)
Cash and cash equivalents at the end of the period	196,252	291,314	196,252	291,314

Use of Non-IFRS Financial Measures

In evaluating the Company’s business, the Company considers and uses non-IFRS measures, adjusted EBITDA and adjusted profit / (loss), as supplemental measures to review and assess its operating performance. The Company defines adjusted EBITDA as earnings before interest, taxes, depreciation and amortization, further adjusted to exclude share-based payment expenses under IFRS 2, changes in fair value of derivative liabilities, changes in fair value of cryptocurrency-settled receivables and payables, changes in fair value of cryptocurrency receivables, and loss on extinguishment of convertible senior notes, and defines adjusted profit/(loss) as profit/(loss) adjusted to exclude share-based payment expenses under IFRS 2, changes in fair value of derivative liabilities, changes in fair value of cryptocurrency-settled receivables and payables, changes in fair value of cryptocurrency receivables, and loss on extinguishment of convertible senior notes.

The Company presents these non-IFRS financial measures because they are used by its management to evaluate its operating performance and formulate business plans. The Company also believes that the use of these non-IFRS measures facilitate investors’ assessment of its operating performance. These measures are not necessarily comparable to similarly titled measures used by other companies. As a result, investors should not consider these measures in isolation from, or as a substitute analysis for, the Company’s profit or loss for the periods, as determined in accordance with IFRS. The Company compensates for these limitations by reconciling these non-IFRS financial measures to the nearest IFRS performance measure, all of which should be considered when evaluating its performance. The Company encourages investors to review its financial information in its entirety and not rely on a single financial measure.

The following table presents a reconciliation of profit/ (loss) for the relevant period to adjusted EBITDA and adjusted loss, for the three and nine months ended September 30, 2025 and 2024.

BITDEER GROUP UNAUDITED NON-IFRS ADJUSTED EBITDA AND ADJUSTED LOSS RECONCILIATION

	Three months ended September 30,		Nine months ended September 30,
(US $ in thousands)	2025	2024	2025	2024
Adjusted EBITDA
Loss for the period	(266,685)	(50,097)	(4,945)	(67,234)
Add：
Depreciation and amortization	41,228	19,489	93,060	55,980
Income tax (benefit) / expenses	5,633	(3,723)	2,860	(1,682)
Interest expenses, net	29,014	1,938	55,345	1,321
Share-based payment expenses	9,317	9,414	29,891	25,310
Changes in fair value of derivative liabilities	247,612	14,436	(168,309)	28,666
Changes in fair value of cryptocurrency-settled receivables and payables	(834)	661	2,355	629
Changes in fair value of cryptocurrency receivables	(22,240)	-	(22,240)	-
Loss on extinguishment of convertible senior notes	-	-	16,194	-
Total of Adjusted EBITDA	43,045	(7,882)[2]	4,211	42,990 [2]

Adjusted Loss
Loss for the period	(266,685)	(50,097)	(4,945)	(67,234)
Add：
Share-based payment expenses	9,317	9,414	29,891	25,310
Changes in fair value of derivative liabilities	247,612	14,436	(168,309)	28,666
Changes in fair value of cryptocurrency-settled receivables and payables	(834)	661	2,355	629
Changes in fair value of cryptocurrency receivables	(22,240)	-	(22,240)	-
Loss on extinguishment of convertible senior notes	-	-	16,194	-
Total of Adjusted Loss	(32,830)	(25,586)[2]	(147,054)	(12,629)[2]

For investor and media inquiries, please contact:

Investor Relations
Yujia Zhai
Orange Group
bitdeerIR@orangegroupadvisors.com

Media

Elev8 New Media

Jessica Starman, MBA

bitdeer@news8media.com

Public Relations

Nishant Sharma

BlocksBridge Consulting

bitdeer@blocksbridge.com